UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. November 8, 2016. - Sociedad Química y Minera de Chile S.A. (“SQM”) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that pursuant to the provisions of Law No. 18,046 on Corporations, SQM may enter into transactions with related parties without complying with the requirements and procedures described in paragraphs 1) to 7) of Article 147 of said Law, inter alia, in the case of operations carried out under a general policy on customary transaction with related parties established by the Company’s Board of Directors (the “Board”).

On November 7, 2016, the Board agreed to amend the general policy on customary transaction with related parties that was previously adopted at its meeting held on May 28, 2013, and agreed to approve an amended and restated version of the latter, which is transcribed below:

policy on CUSTOMARY TRANSACTIONS with related parties

SOCIEDAD QUÍMICA Y MINERA DE CHILE S.A.

Pursuant to the provisions of Law No. 18,046 on Corporations, Sociedad Química y Minera de Chile S.A. (the “Company”) may enter into transactions with related parties without complying with the requirements and procedures described in paragraphs 1) to 7) of Article 147 of said Law, inter alia, in the case of operations carried out under a general policy on customary transaction with related parties established by the Company’s Board of Directors (the “Board”).

On November 7, 2016, the Board agreed to amend the general policy on customary transaction with related parties that was previously adopted at its meeting held on May 28, 2013, and agreed to approve an amended and restated version of the latter, which is transcribed below:

1.	Customary transactions include the following operations between (i) the Company and its subsidiaries (the “Subsidiaries”) and/or its affiliates (the “Affiliates”), (ii) Subsidiaries, and (iii) Subsidiaries and Affiliates:

(a)	The sale, commercialization, distribution, and/or supply in any capacity, of raw materials, by-products and products;

(b)	The sale of mineral concessions for exploration and exploitation, in process or constituted, of groundwater exploration rights and surface and groundwater use rights, in process or constituted;

(c)	The lease, loan, and other contracts that do not carry a title transferring ownership, property, mining concessions, and water rights;

(d)	Hiring of cargo transport services in general, ocean freight, and other inputs necessary for the operation of productive works;

(e)	The purchase, sale, lease, and/or transfer of concessions and easements, maritime concessions, public works concessions, and water use rights of any kind;

(f)	Hiring of services and the purchase, sale, and lease of goods necessary for the operation and maintenance of assets;

(g)	The hiring and provision of advisory services on matters related to the production, distribution, and sale of products; hiring and provision of engineering studies, environmental studies, and other specialties, for the study, development, and construction of mining operations, as well as all activities necessary for the above;

(h)	Hiring and providing advice or consulting services on financial, accounting, administrative, tax and legal matters;

(i)	Hiring and provision of financial management services, infrastructure services, advertising services, computer services, management services, insurance services, and others of similar nature;

(j)	The purchase and sale of currencies that are necessary or complementary in order to develop activities that are specific to its line of business and for currency hedging transactions;

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(k)	Conducting operations to finance investments and to finance working capital, either by contracting loans or through the placement of debt instruments in domestic or international markets;

(l)	The realization of capital contributions or investments and provisions of loans, credit, and financing in general; and

(m)	The realization of financial operations, mercantile current accounts, and/or structured financial loans.

2.	It shall also constitute customary transactions, the sales, commercialization, agency, distribution, or supply of products and by-products between (i) the Company, or (ii) the Subsidiaries, and Kowa Company Ltd. and its subsidiaries.

The Board further agreed that this policy on customary transaction with related parties be (i) informed as material information (hecho esencial) to the Superintendence of Securities and Insurance, (ii) informed and distributed to each of the Vice Presidents and managers of the Company and the Subsidiaries, and (iii) immediately published on the Company’s website: www.sqm.com.

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About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: November 8, 2016	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Corporate Services

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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